Exhibit 4.52

Unisure/AHI Letter of Intention

PRD	V1.1
Product	BHA – adapted
Target Release	TBC
Status	Proposal
Build Hand-back ETA	TBC

Project Overview and Objectives

The primary aim of this collaboration is to enhance Unisure’s underwriting process for Term Life insurance products. This enhancement revolves around implementing a more efficient, accurate, and comprehensive system for assessing and managing client risk profiles. To this end, Unisure and AHI are entering into a collaboration, leveraging AHI’s advanced BHA technology to achieve the mutual goals as set out below.

The primary objectives that both parties aspire to achieve for Term Life clients in this project are:

1.	Cardiovascular Risk Estimation: Utilizing AHI’s BHA technology, the project aims to accurately estimate an individual’s cardiovascular risk. This evaluation is vital in underwriting the Term Life product and will contribute to a more precise risk assessment and fair pricing for policyholders.

2.	Lipid and HbA1c Risk Levels: The project seeks to infer a comprehensive understanding of an individual’s Lipid and HbA1c risk levels. This understanding will provide a broader perspective on the individual’s overall health condition, enabling a more comprehensive risk profile assessment.

3.	Body Dimension Data: The project will incorporate body dimension data as a supplement to traditional Body Mass Index (BMI) calculations. This additional data will provide a more nuanced view of an individual’s physical health status, aiding in the precise assessment of their risk profile.

4.	Streamlined BHA Grading System: A key objective of the project is to streamline the existing BHA grading system from four tiers down to three, reserving the two-minute step test exclusively for specific profiles when necessary. This streamlined system will expedite the underwriting process, reduce complexity, and improve client experience.

This collaboration signifies a significant step towards incorporating innovative technologies into traditional insurance processes, aiming to enhance efficiency, accuracy, and customer experience. We anticipate improved client satisfaction and the potential for business growth and sustainable operations by achieving these goals.

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Unisure Why?

To reduce friction points and hasten processing times, Unisure and AHI will work together to introduce a more streamlined and expedited underwriting (UW) process for Unisure’s Term Life insurance product.

Two health insurance branches of the Unisure Group operate in Zambia and Mozambique. These branches provide healthcare services via various clinics backed by a team of seven physicians. In addition to their primary function, these clinics generate additional income through providing walk-in services to the general public. We see a promising opportunity to enhance the operational efficiency of these clinics by integrating AHI technology into their processes.

Learning Opportunity and Collaboration

We envision a valuable opportunity to roll out this innovative service concurrently in both the Life Insurance market and to the Health Insurance clinic participants. This approach would facilitate a rapid collection of validation evidence for the application, leveraging the immediate access to clinical gold standard verification of risk during consultations. To ensure a successful implementation, it is crucial to meticulously scope the two use cases and garner robust support from key decision-makers within both businesses.

In the spirit of this collaboration, Unisure and AHI will work together to successfully deliver an underwriting tool utilizing AHI’s BHA technology. This joint effort underscores our mutual commitment to integrating cutting-edge technology into traditional insurance processes, thereby enhancing efficiency and customer experience.

As part of this collaborative effort and data-sharing initiative, AHI proposes a Letter of Intent with Unisure, outlining AHI’s commitment to providing 5,000 scans                                                                                                               for the explicit purpose of testing and validation of the results in the setting of the health care clinics with patients. The                            and subsequent re-orders will be priced at                    with a minimum order basket of                    amounting to              . AHI has                     minimum annual fee of $75’000 in linked to this opportunity to exchange data from both the Life and Health clinic’s clients. There exists an opportunity to extend this offer beyond the 5’000 dependents on the value return of the data exchange, testing results and if it is towards building out a commercial application for the Health Insurance coverage business. Once the process has successfully concluded, provided terms are agreed, the parties will enter into a commercial agreement to progress the application on a global scale. The financial terms of this agreement are to be kept confidential between the parties.

Next Steps

Sign the Letter of Intent to progress with this initiative and the following steps:

1.	Engage with the Health Business to secure their joint undertakings.

2.	Develop a detailed scoping of both service offerings, mapping user journeys, identifying key risk assumptions, and designing an implementation roadmap.

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3.	The opportunity requires the need to create staged use of the AHI 4 steps – ie. If an individual is green then further steps may not be necessary to deploy, however if an individual step result is orange or red it may require the next step in the BHA process to be completed.

4.	Finalise and sign the commercial contract with the following matters for consideration:

5.	Define each price and pricing structure per product deployment ie. Once-off BHA versus monthly subscription

6.	A favoured nation or first to market time based advantage for a narrowly defined direct set of competitors for cross-border term life insurance products

7.	Develop working prototypes of the solutions.

8.	Deploy these prototypes in both environments.

9.	Monitor the performance of deployed solutions over a 3 - 6-month period.

10.	Obtain sign-off on the final solution design.

11.	Implement the approved solution design.

12.	Deploy the final solution in both the Term Life and Primary Care Clinic environments.

Signed for and on behalf of Advanced Health Intelligence Ltd

/s/ Scott Montgomery		Scott Montgomery
Signature:	Chief Executive Officer	Chief Executive Officer AHI

20 Sep 2023
Date

Signed for and on behalf of Unisure Group

/s/ Barry Sundelson		Barry Sundelson
Signature:		Name

19/9/23
Date

This document is private and confidential.
Copyright © Advanced Health Intelligence 2023	3